FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Information f urnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the Ordinary General Meeting of Shareholders

2.	(English Translation) Nomura Report for the 103rd Fiscal Year From April 1, 2006 to March 31, 2007

3.	Nomura to Show Proceedings of 103rd Ordinary General Meeting of Shareholders Online

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

(Code: 8604)

May 31, 2007

To: Shareholders

Nobuyuki Koga Director and President & CEO Nomura Holdings, Inc. 1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 103rd Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

In the event that you are unable to attend the meeting, you may exercise your voting rights via mail or the electronic method including the internet. Please review the reference material regarding the general meeting of shareholders described later, indicate your approval or disapproval of the proposals on the enclosed proxy card and return the card to the Company or cast your vote through the website specified by the Company (http://www.evote.jp/). (Japanese only) by 08:00p.m. on Tuesday, June 26, 2007.

Description

1. Date and Time:	10:00 a.m. on Wednesday, June 27, 2007

2. Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.

103rd fiscal year (covering the period from April 1, 2006 to March 31, 2007) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

2.	Report on the content of the 103rd fiscal year financial statements (covering the period from April 1, 2006 to March 31, 2007)

Matters to be Resolved:

1.	Amendment to the Articles of Incorporation

2.	Election of Eleven Directors.

3.	Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

* Matters regarding exercising your voting rights

(1)	In case you cast overlapping vote by returning the enclosed proxy card and by internet, cast voted by internet will be effective.

(2)	In case you cast multiple votes through electronic method including the internet, cast voted later will be effective.

A summary of the proceedings of the annual shareholder's meeting is available from June 27, 2007.
The summary can be accessed from Nomura's website at http://www.nomuraholdings.com/jp/investor/ (Japanese); or http://www.nomura.com/. (English)

Note: In case reference material regarding the general meeting of shareholders, business report, financial statement, consolidated financial statement and any attached document hereof should be amended, the amended material will be disclosed on the Company’s website (http://www.nomuraholdings.com/jp/investor).

Reference Material for the General Meeting of Shareholders

Agenda and the Referenced Matters:

Proposal No. 1: Amendment to the Articles of Incorporation

1.	Reasons for the amendment:

Article 2 (Purpose) of the Articles of Incorporation will be amended to reflect the reorganization of the Securities and Exchange Law(Act No.25 of 1948)into the Financial Instruments and Exchange Law and the change from Securities business, Business of investment trust management, Investment advisory business and Businesses of discretionary investment agreements to Financial Instruments Business in accordance with the law for amending the Securities and Exchange Law and other financial laws (Act No.65 of 2006) and the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (Act No.66 of 2006)

In addition, the date of enforcement for the law for amending the Securities and Exchange Law and other financial laws (Act No.65 of 2006) and the law for abolishing and amending the related laws to implement the law for amending the Securities and Exchange Law and other financial laws (Act No.66 of 2006) is not yet finalized, but is planned for September 2007. The proposed amendment to the Articles of Incorporation will take effect on the day of enforcement of the laws.

2.	Amendment:

(amendment underlined)

Current	As Amended

Article 2. (Purpose)

1. The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

Article 2. (Purpose)

1. The purpose of the Company shall be, by means of holding shares, to control and manage the business activities of domestic companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following businesses:

(1) Securities business prescribed in the Securities and Exchange Law;	(1) Financial instruments business prescribed in the Financial Instruments and Exchange Law;

(2)    Business of investment trust management prescribed in the Law Concerning Investment Trusts and Investment Corporations, and investment advisory business and businesses of discretionary investment agreements prescribed in the Law Concerning Regulation, etc. of Investment Advisory Business Relating to Securities;

(Deleted)

(3) Banking business prescribed in the Banking Law and trust business prescribed in the Trust Business Law; and	(2) Banking business prescribed in the Banking Law and trust business prescribed in the Trust Business Law; and

(4) Any other financial services and any business incidental or related to such financial services.	(3) Any other financial services and any business incidental or related to such financial services.

2. The Company may conduct any other business incidental to businesses described in paragraph 1 of this Article.	2. The Company may conduct any other business incidental to businesses described in paragraph 1 of this Article.

Proposal No.2: Election of Eleven Directors

As all of the eleven Directors will have finished their term of office at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the election of eleven Directors in accordance with a resolution of the Nomination Committee.

The nominees are as follows.

Name (Date of Birth)	Brief History, Responsibilities and Representation of Other Companies		Shareholdings of the Company
1. Junichi Ujiie	(Brief History)		101,235
(Oct. 12, 1945)	Nov. 1975	Joined Nomura
	Jun. 1990	Director
	Jun. 1992	Director and Head of Americas Division
	Jun. 1995	Managing Director and Head of Americas Division
	Jun. 1996	Managing Director in charge of Risk Analysis Division
	May 1997	President & CEO
	Apr. 2003	Chairman of the Board of Directors
	Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
	Apr. 2006	Chairman of the Board of Directors

(Responsibilities)
Chairman of the Board of Directors
Chairman of the Nomination Committee, Chairman of the Compensation Committee

(Representation of other companies)
Director and President & Chief Executive Officer, Nomura Institute of Capital Markets Research
2. Nobuyuki Koga	(Brief History)		70,453
(Aug. 22, 1950)	Apr. 1974	Joined Nomura
	Jun. 1995	Director in charge of Human Resources
	May 1997	Director in charge of Planning
	Jun. 1998	Director in charge of Planning Division
	Apr. 1999	Managing Director in charge of Planning Division
	Jun. 2000	Executive Vice President
	Apr. 2003	President & CEO
	Jun. 2003	Director and President & CEO

(Responsibilities)
President & Chief Executive Officer

(Representation of other companies)
Director and President & Chief Executive Officer, Nomura Securities Co., Ltd.

Name (Date of Birth)	Brief History, Responsibilities and Representation of Other Companies		Shareholdings of the Company
3. Hiroshi Toda	(Brief History)		30,300
(Sep. 12, 1951)	Apr. 1975	Joined Nomura
	Jun. 1997	Director in charge of Fixed Income Division
	Oct. 1998	Director in charge of Global Fixed Income
	Jun. 2000	Executive Managing Director in charge of Investment Banking Unit
	Oct. 2001	Director
	Apr. 2003	Executive Vice President
	Jun. 2003	Director and Deputy President & COO
(Responsibilities)
Deputy President & Chief Operating Officer
(Representation of other companies)
President & Chief Executive Officer, Nomura Asia Holding N.V.
4. Kazutoshi Inano	(Brief History)		89,600
(Sep. 4, 1953)	Apr. 1976	Joined Nomura
	Jun. 1997	Director in charge of Human Resources
	Apr. 1999	Director in charge of Marketing Division
	Jun. 1999	Director in charge of Marketing Division and Business Development & IPO Dept.
	Jun. 2000	Executive Managing Director in charge of Retail Business Unit
	Oct. 2001	Director
	Apr. 2003	Executive Vice President
	Jun. 2003	Director and Deputy President & Co-COO

(Responsibilities) Deputy President & Co-Chief Operating Officer

5. Yukio Suzuki	(Brief History)		10,900
(Jun. 3, 1950)	Apr. 1975	Joined Nomura Research Institute, Ltd. (NRI)
	Jun. 1996	Director, NRI
	Mar. 1997	Retired from Director, NRI
	Apr. 1997	Advisor, Head of Financial Research Center
	Jun. 1997	Director, Head of Financial Research Center
	Apr. 1999	Retired from Director
	May 1999	Advisor
	May 1999	Retired from Advisor
	Jun. 1999	Senior Managing Director in charge of Research Division, Nomura Asset Management Co., Ltd. (NAM)
	Jun. 2000	Executive Managing Director in charge of Research Division, NAM
	Jun. 2003	Executive Managing Director, NAM
	Mar. 2005	Retired from Executive Managing Director, NAM
	Apr. 2005	Advisor
	June 2005	Director

(Responsibilities)
Audit Mission Director

Name (Date of Birth)	Brief History, Responsibilities and Representation of Other Companies		Shareholdings of the Company
6. Masaharu Shibata	(Brief History)		5,000
(Feb. 21, 1937)	Apr. 1959	Joined, NGK Insulators, Ltd.
	Jun. 1994	President & CEO, NGK Insulators, Ltd.
	Oct. 2001	Director
	Jun. 2002	Chairman & CEO, NGK Insulators, Ltd. (currently in office)

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representation of other companies)
Chairman & Chief Executive Officer, NGK Insulators, Ltd.
Chairman & Chief Executive Officer, NGK Technica, Ltd.
7. Hideaki Kubori	(Brief History)		0
(Aug. 29, 1944)	Apr. 1971	Registered as attorney at law and Joined Mori Sogo Law Offices
	Mar. 1998	Left Mori Sogo Law Offices
	Apr. 1998	Chairman, Hibiya Park Law Offices (currently in office)
	Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
	Oct. 2001	Director
	Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations; President, Daini Tokyo Bar Association
	Feb. 2003	Statutory Auditor, Sourcenext Corporation (currently in office)

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representation of other companies)
Chairman of Hibiya Park Law Offices
8. Haruo Tsuji	(Brief History)		4,000
(Dec. 6, 1932)	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
	Jun. 1986	President, Sharp Corporation
	Jun. 1998	Corporate Advisor, Sharp Corporation (currently in office)
	Jun. 2001	Statutory Auditor
	Jun. 2003	Director

(Responsibilities)
Chairman of the Audit Committee
9. Fumihide Nomura	(Brief History)		188,626
(Apr. 13, 1934)	Apr. 1957	Joined Nomura
	Dec. 1976	Director
	Dec. 1979	Managing Director
	Dec. 1982	Statutory Auditor
	Jun. 2003	Director

(Responsibilities)
Member of the Audit Committee
(Representation of other companies)
President, Nomura Shokusan Co., Ltd.

Name (Date of Birth)	Brief History, Responsibilities and Representation of Other Companies		Shareholdings of the Company
10. Koji Tajika	(Brief History)		0
(Jan. 7, 1936)	Jun. 1993	CEO of Tohmatsu & Co.
	Jun. 1997	Chairman & CEO, Tohmatsu & Co.
	May 1999	Retired from Chairman & CEO, Tohmatsu & Co.
	Jun. 1999	Chairman, Deloitte Touche Tohmatsu
	May 2000	Retired from Chairman, Deloitte Touche Tohmatsu
	Jun. 2000	Trustee of International Accounting Standards Committee Foundation
	Jun. 2001	Advisor, Tohmatsu & Co.
	Apr. 2002	Professor of Chuo Graduate School of Accounting
	May 2002	Retired from Advisor, Tohmatsu & Co.
	Jun. 2002	Director of Murata Manufacturing Co., Ltd. (currently in office)
	Jun. 2003	Director
	Jun. 2003	Statutory Auditor, Sumitomo Corporation (currently in office)
	Jun. 2003	Director, Tokyo Star Bank, Ltd. (currently in office)
	Dec. 2004	Retired from Trustee of International Accounting Standards Committee Foundation
	Mar. 2006	Retired from Professor of Chuo Graduate School of Accounting

(Responsibilities)

Member of the Audit Committee
11. Masanori Itatani	(Brief History)		51,022
(Oct. 13, 1953)	Apr. 1976	Joined Nomura
	Jun. 1998	Director in charge of Corporate Communications and IR
	Jun. 2000	Director in charge of Planning Division and Corporate Communications
	Oct. 2001	Director in charge of General Affairs Department
	Jun. 2003	Retired from Director Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat
	Apr. 2004	Senior Managing Director in charge of Internal Audit
	Apr. 2006	Executive Managing Director

Note 1:	There are no conflicts of interests between the Company and the above-mentioned nominees.

Note 2:	The nominees, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an outside director prescribed in Article 2, paragraph 3, item 7 of the Ordinance on Implementation of the Corporation Law.

Note: 3

The Company has respectively concluded an agreement with Candidates Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika, all currently serving as outside directors, which limits liability for damage under Article 423, Item 1 of the Corporation Law. The maximum amount of liability under the said agreement is ¥20 million or the amount prescribed by law, whichever is higher.

If their reappointments are approved, the Company shall continue the said liability limitation agreement.

Note 4:	The Company has adopted the holding company structure and changed its corporate name, “Nomura Securities Co., Ltd.” into “Nomura Holdings, Inc.” on October 1, 2001. The brief history above at the Company on or before September 30, 2001 refers to responsibilities at “The Nomura Securities Co., Ltd.”

The reason for making the abovementioned 11 individuals Director Candidates is because 10 of them, namely, Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Yukio Suzuki, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, have played exemplary roles as directors in the determination of important managerial matters and supervision of business execution within Nomura Group and the Company would like to request all of them to continue their service as directors.

New Candidate Masanori Itatani, is thoroughly versed in Nomura Group affairs and will not be continuing joint service as Executive Officer of this Company, but rather, is expected to be appointed as “Audit Mission Director”, a position that consists of the responsibilities of a full-time director supporting the work of the Audit Committee, as of the Board of Directors’ Meeting which shall be held after this General Shareholders’ Meeting.

The following are provisions pertaining to candidates under Article 74, Item 4 of the Ordinance on Implementation of the Corporation Law with respect to outside director candidates Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika.

(1)	Masaharu Shibata

Masaharu Shibata has managerial experience as the Chairman & CEO of NGK Insulators, Ltd. and has held important role as Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company requests his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his experience.

Shibata’s term in office as outside director under the Committee System is 4 years (under the Statutory Auditor System prior to the Committee System, his term was 1 year and 8 months as director).

Also, Shibata’s relative within the third degree of consanguinity, is a vice president (employee) of the Investor Relations & Corporate Services of Nomura Securities International, Inc., a special affiliate of this Company in the US, as defined in Article 74, Item 4, No. 6 of the Ordinance on Implementation of the Corporation Law.

(2)	Hideaki Kubori

Hideaki Kubori has exhibited high professionalism in corporate legal affairs as a lawyer, particularly in relation to corporate governance. He has also held important role as Vice President of the Japan Federation of Bar Associations and President of the Daini Tokyo Bar Association. His achievements and insights have been highly evaluated within and outside the Company. The Company requests his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his expertise.

Kubori’s term in office as outside director under the Committee System is 4 years (under the Statutory Auditor System prior to the Committee System, his term was 1 year and 8 months as director).

(3)	Haruo Tsuji

Haruo Tsuji has managerial experience and held successively as President of Sharp Corporation. His achievements and insights have been highly evaluated within and outside the Company. The Company has requested his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his experience.

Tsuji’s term in office as outside director under the Committee System is 4 years (under the Statutory Auditor System prior to the Committee System, his term was 2 years as statutory auditor).

(4)	Koji Tajika

Koji Tajika served as Chairman & CEO of Tohmatsu & Co., as Trustee of the International Accounting Standards Committee Foundation, and in other important positions. He is amply familiar with international accounting standards and has exhibited the high professionalism befitting of a financial expert under the US Sarbanes-Oxley Act of 2002. The Company requests his continuation as outside director fully expecting him to play a sufficient role in determining important managerial matters of our company and supervising the execution of our company’s duties on an ongoing basis by utilizing his expertise.

Tajika’s term in office as outside director under the Committee System is 4 years.

Proposal No. 3: Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

In accordance with provisions of Articles 236, 238, and 239 of the Corporation Law, upon the issuance of stock acquisition rights under stock option to executives (directors, executive officers, corporate auditors), and employees of subsidiaries of the Company, the company proposes the arrangement whereby the determination of solicitation plan will be delegated to the Board of Directors of the Company or to the Executive Officers designated by the resolution by the Board of Directors.

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

Stock Option A Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” shall be determined based on the market price of the common stock of the Company at the time of issuance, and therefore qualify as stock acquisition rights under the tax system of Japan.

Stock Option B Plan

The “value of assets to be financed upon the exercise of stock acquisition rights” shall be one (1) yen per share.

The Stock Option B Plan will have the same economic effect as restricted stocks. Accordingly, the exercise price will be one yen and a non-exercise period of two (2) years form the determination of solicitation plan has been set. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to the Company’s stock price. This will be an effective means to retain talented personnel over the medium- to long-term and link a portion of compensation to the Company’s stock price. If the Company’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align interests with shareholders. The use of stock acquisition rights as stock options is commonplace in Europe and the United States. If this system is not used, cash payments for compensation will increase.

*Stock Options for Executives and Employees of the Company

Stock options (Plan A and Plan B) granted to executives (directors, and executive officers) of the Company are deemed under the Corporation Law to be remuneration for duties performed, and the granting of these stock options is not classified as being under “especially favorable conditions” as prescribed in Article 238-3-1 of the Corporation Law. Accordingly, this has not been put up for resolution at the Ordinary General Meeting of Shareholders. As the Company is organized under the Committee System, stock options are granted to executives on an individual basis by the Compensation Committee, which comprises a majority of outside directors, taking into account a balance between equity-linked compensation related to levels of consolidated net income and ROE and basic salary and annual bonus in accordance with the Policy regarding Decisions on Individual Compensation for Directors and Executive Officers set out by the Compensation Committee. Stock options for employees of the Company are granted on an individual basis following various considerations. Decisions made by the Compensation Committee and executive officers regarding stock options are reported to the Board of Directors.

In addition, in line with the aforementioned Policy, 990 Stock Option A Plans and 2,584 Stock Option B Plans have been issued to executives and employees of the Company during the 103rd term.

1.	Reasons why it is necessary to solicit persons to subscribe for acquisition rights under especially favorable conditions

By linking a portion of compensation for executives and employees of subsidiaries of the Company with the market price of our share, interests can be aligned with shareholders and a common incentive to improve performance across Nomura Group can be created for executives and employees working in different divisions and geographic regions. Accordingly, two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, are being issued to executives and employees of subsidiaries of the Company to retain talented personnel and improve business performance. Issuance will be determined by executive officers of the Company following appropriate deliberation by the Compensation Committees of each subsidiary of the Company regarding profit levels of the subsidiary and the contribution and compensation levels of executives and employees.

When the Company issues stock acquisition rights to executives and employees of subsidiaries of the Company without consideration, a proposal will be submitted to the Ordinary General Meeting of Shareholders to approve the arrangement under especially favorable conditions as labor is not provided directly to the Company.

2.	Maximum number of stock acquisition rights that can be issued through solicitation plan authorized by resolution at the Ordinary General Meeting of Shareholders

By resolution at the Ordinary General Meeting of Shareholders, the maximum aggregate number of stock acquisition rights that can be issued in Stock Option A Plan and Stock Option B Plan is 175,000.

In addition, the maximum aggregate number of shares of common stock of the Company that can be issued through exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan is a combined total of 17,500,000 (0.89% of outstanding shares). The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

2.1	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise of the stock acquisition rights is 2,500,000. However, in accordance with 4 (1) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan was authorized for last fiscal year and a total of 18,320 stock acquisition rights had been issued as of April 30, 2007. The Company once again proposes the arrangement whereby maximum of 25,000 stock acquisition rights be issued in order to use as incentives for executives and employees of subsidiaries of the Company.

2.2	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights has been set.

In addition, the maximum number of shares of the Company’s common stock to be issued upon exercise of the stock acquisition rights is 15,000,000. However, in accordance with 4 (2) (i) below, should an adjustment be made to the number of stocks granted, the final number will be the adjusted number of stocks granted in relation to the stock acquisition rights multiplied by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 75,000 stock acquisition rights for Stock Option B Plan was authorized for last fiscal year and a total of 47,139 stock acquisition rights had been issued as of April 31, 2007.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming established within the Group as a mean to retain talented personnel principally in international operations over the medium- to long-term as equity-linked compensation is commonplace outside Japan. To gain global competitiveness, the Company needs to enhance its international strategy and will make effective use of Stock Option B Plan while providing a common incentive plan for the Group aimed at talented personnel of new overseas subsidiaries added to the Group.

This will allow the Company to maintain an appropriate balance between cash compensation and equity-linked compensation in order to prevent compensation for talented personnel in international operations from being excessively weighted towards cash compensation. Accordingly, the Company proposes to increase the limit as outlined above after taking into consideration the ratio in terms of outstanding shares.

Further, in regards to stock acquisition rights exercised during the 103rd term, treasury stocks were issued in lieu of issuing new shares.

* As of March 31, 2007, Nomura Holdings has 57,730,371 shares as treasury stock.

3.	Payment of money shall not be required for Stock Acquisition Rights.

4.	Contents of Stock Acquisition Rights

(1)	Contents of Stock Acquisition Rights under Stock Option A Plan

(i) Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company; the same shall apply hereinafter) or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

If new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (excluding any exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights which are to be converted or to be convertible to the common stock of the Company (including those attached to bonds with stock acquisition rights) and which enable the holders thereof to request the delivery of the common stock of the Company, the Number of Shares Granted under a Stock Acquisition Right shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share shall be disregarded.

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Exercise Price before Adjustment
Adjusted Exercise Price

Please refer to (ii) for the adjusted exercise price.

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the Number of Shares Granted under a Stock Acquisition Rights is required, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares Granted under a Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share
Market Price per Share

Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two years subsequent to the determination of the details of the stock acquisition right.

(iv) Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a)	The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b)	The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a)	Partial exercise of the respective stock acquisition rights shall not be possible.

(b)	Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(2)	Contents of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

The number of shares under a Stock Acquisition Right (the “Number of Shares Granted under a Stock Acquisition Right”) shall be 100 shares of the common stock of the Company.

If the shares are split or consolidated after the allotment of the Stock Acquisition Rights, the number of shares granted under unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event requiring an adjustment of the Number of Shares Granted under a Stock Acquisition Rights, the Company may appropriately adjust the Number of Shares Granted under a Stock Acquisition Rights to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the Number of Shares Granted under a Stock Acquisition Rights.

(iii)~(viii) Same as Stock Option A Plan.

<For reference>

(1)	Directors constituting the Nomination Committee, Audit Committee and Compensation Committee (to be appointed)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Audit Committee	Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika

Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

(2)	Executive Officers (to be appointed)

Title	Name	Responsibilities

President (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer

Deputy President (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer International Operations Officer

Deputy President (Representative Executive Officer)	Kazutoshi Inano	Co- Chief Operating Officer Group Compliance Officer

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Executive Managing Director	Toshio Hirota	Head of Communications

Executive Managing Director	Hideyuki Takahashi	Head of Internal Audit

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy

Senior Managing Director	Masafumi Nakada	Chief Financial Officer

Senior Managing Director	Noriaki Nagai	Head of Corporate Office

Senior Managing Director	Shigesuke Kashiwagi	Head of Regional Management, Americas

Senior Managing Director	Yugo Ishida	Head of Regional Management, Europe

Senior Managing Director	Yoshinori Go	Head of Asia Region Marketing

(3)	Business Division CEOs

Name	Responsibility

Takashi Yanagiya	CEO of Global Investment Banking

Kenichi Watanabe	CEO of Domestic Retail

Takumi Shibata	CEO of Asset Management

Yasuo Agemura	CEO of Global Markets

Akira Maruyama	CEO of Global Merchant Banking

Voting Platform for Institutional Investors

The Electronic Voting Platform, operated by Investor Communication Japan, Inc. (ICJ, Inc.), is available subject to the prior application to ICJ, Inc.

(End)

[English Translation]

NOMURA

Report for the 103rd fiscal year

From April 1, 2006 to March 31, 2007

Nomura Holdings, Inc.

To Our Shareholders

I am pleased to present you with our business report for the fiscal year ended March 31, 2007. (April 1, 2006 to March 31, 2007).

Nomura Group consolidated results under accounting principles generally accepted in the United States (U.S. GAAP) for the year under review show income before income taxes of 321.8 billion yen, net income of 175.8 billion yen, and return on equity (ROE) of 8.3%.

Despite a decline in consolidated results compared to the prior year, Domestic Retail remained strong spurred on by an increase in domestic client assets to over 85 trillion yen and a buoyant market for our investment trust-related business.

Performance in our international operations, meanwhile, was not sufficient and during the current fiscal year we intend to further increase our ongoing efforts to focus on our core competencies in the US.

Our year-end dividend is 20 yen per share. When combined with the sum of our first to third quarter dividends of 24 yen, the annual dividend comes to 44 yen per share. This is in accordance with our dividend policy which calls for a dividend on equity ratio (DOE) of 3% and an additional performance-linked portion.

Deregulation in Japan is leading to considerable changes to our operating environment and we are also seeing sweeping changes being made to the Japanese legal system. Amid this environment of change, we have reflected on our founder’s principles to clarify and set out our priorities in a mission statement.

Mission Statement

(1)	We are committed to enriching society by delivering superior investment services.

(2)	We are not afraid to continually challenge conventional wisdom and actively encourage change in order to pursue growth.

(3)	We are committed to putting our clients at the heart of our business, developing and maintaining long-standing relationships based on trust.

(4)	We are one firm, committed to delivering the full range of our capabilities, knowledge and resources to meet the needs of our clients.

(5)	We respect diversity and value differences of opinion.

We remain focused on bringing together the collective strengths of Nomura Group to achieve higher levels of growth, while firmly establishing our presence as a financial services group committed to delivering superior investment services.

We look forward to your continued support.

May 2007

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

(Attachments to Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the Year Ended March 31, 2007

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive Japanese financial services group. We have also set a management target of achieving an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

In pursuing this vision, we put our clients first and contribute to the creation of an affluent society based on investment by listening closely to the needs of our clients and delivering superior investment services and high value added solutions via the financial and capital markets. We aim to go beyond the boundaries of the traditional securities business to take the lead in expanding into new business areas, and thereby construct new growth models, diversify our sources of earnings, and achieve a profit structure resilient to changes in the market environment. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions, rather than individual legal entities. Nomura Group’s operations are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

2.	Progress and Results of the Group’s Business Activities

(1)	Summary

The Japanese economy continued to recover during the year under review, surpassing the record “Izanagi Boom” in November to become the longest period of expansion since the end of World War II. Personal spending, however, was weak on the back of low growth in wages and unseasonable weather. At the same time, the corporate sector remained firm with recurring profits at leading publicly traded companies supported by an increasingly weaker yen to record the fifth straight year of improvement. The Japanese stock market underwent a correction in the April-June quarter in response to a rise in global interest rates and the fall in share prices around the world. Share prices consequently recovered, however, with the TOPIX reaching its highest level since 1991 in February. The market has focused on external demand-led sectors with international competitiveness and expansion plans as well as companies that are aggressively pursuing shareholder return strategies through dividends and stock repurchases, boosting the share price of such companies. Foreign investors continued to play a leading role in supply and demand. In falling markets, however, the presence of individuals and investment trusts is increasing. Merger and acquisition proceeds reached an all-time high in 2006 Japanese corporations increasingly pursue M&A as a major strategic option. In the bond market, the yield on 10-year Japanese government bonds rose nearly to 2.0% in July, but then retreated to the 1.6%-1.9% range as the pace of consumer price rises remained extremely weak, despite the second monetary tightening by the Bank of Japan. Financing activities by listed companies remained strong through stock and bond issues in Japanese and overseas capital markets.

In this environment, net revenue decreased 4.8% year on year to 1,091.1 billion yen, non-interest expenses increased 9.9% year on year to 769.3 billion yen, income before income taxes (total from continuing and discontinued operations) decreased 41.0% to 321.8 billion yen, and net income (total from continuing and discontinued operations) decreased 42.2% to 175.8 billion yen. As a result ROE for the fiscal year was 8.3%.

U.S. GAAP Figures

	(billions of yen)		(%)
	102nd Fiscal Year (April 1, 2005 —March 31, 2006)	103rd Fiscal Year (April 1, 2006 —March 31, 2007)	Percentage change
Net revenue	1,145.7	1,091.1	(4.8)
Non-interest expenses	700.1	769.3	9.9
Income from continuing operations before income taxes	445.6	321.8	(27.8)
Income from discontinued operations before income taxes	99.4	—	—
Income before income taxes	545.0	321.8	(41.0)
Income from continuing operations	256.6	175.8	(31.5)
Gain on discontinued operations	47.7	—	—
Net income	304.3	175.8	(42.2)
ROE	15.5%	8.3%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued for the year ended March 31, 2006) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

*	ROE calculation method: Net income divided by average Shareholders’ equity.

(2)	Segment Information

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s U.S. GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the fiscal year ended March 31, 2007, decreased 0.2% from the prior year to 1,057.7 billion yen. Non-interest expenses increased 12.0% year-on-year to 680.5 billion yen, and income before income taxes fell 16.5% year-on-year to 377.3 billion yen.

Total of business segment

	(billions of yen)		(%)
	102nd Fiscal Year (April 1, 2005 — March 31, 2006)	103rd Fiscal Year (April 1, 2006 — March 31, 2007)	Percentage change
Net revenue	1,059.8	1,057.7	(0.2)
Non-interest expenses	607.8	680.5	12.0
Income before income taxes	452.0	377.3	(16.5)

Income (loss) before income taxes by business segment

	(billions of yen)		(%)
	102nd Fiscal Year (April 1, 2005 —March 31, 2006)	103rd Fiscal Year (April 1, 2006 — March 31, 2007)	Percentage change
Domestic Retail	197.2	160.9	(18.4)
Global Markets	157.7	58.8	(62.7)
Global Investment Banking	51.5	44.4	(13.8)
Global Merchant Banking	55.4	52.8	(4.7)
Asset Management	20.6	36.5	76.8
Sub Total	482.5	353.3	(26.8)
Other	(30.5)	23.9	––
Income before income taxes	452.0	377.3	(16.5)

*	In January 2006, certain functions of Other businesses were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

In Domestic Retail, income before income taxes decreased 18.4% from last year to 160.9 billion yen.

Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to last year, robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees and other. As such, revenue remained strong around the same level as last year. However, in view of our growing client base and further expansion of the pool of investors in Japan, we increased our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure. These investments led to an increase in non-interest expenses.

In Global Markets, income before income taxes declined 62.7% from the prior year to 58.8 billion yen. In spite of a rebound in order flow for interest rate and currency-linked structured bonds during the second half of the year, Fixed Income saw a decline in revenue as a result of weak trading due to changes in the interest rate and currency market environments. In Equity, although multiple private offering (MPO) transactions and equity derivative trading turned up during the fourth quarter, trading revenue declined as equity market volatility remained low until the third quarter.

In Global Investment Banking, income before income taxes decreased by 13.8% compared to the previous year to 44.4 billion yen. Revenue was strong around the same level as last year, as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up. However, income before income taxes declined as a result of higher expenses due mainly to an increase in headcount in our international operations. In equity underwriting we acted as lead manager on large transactions for Mitsubishi UFJ Financial Group, Toyota Motor, Aeon, Sharp, and Nomura Real Estate Holdings. We ranked number one in the Japan Equity and Equity-related league table(1) for the sixth straight fiscal year. In our solutions business, we conducted an MPO for Sojitz and in M&A we acted as financial advisor on the management and employee buyout (MEBO) of Skylark and management integration of Daimaru and Matsuzakaya Holdings. In international deals, we acted as joint bookrunner for the IPO of Sistema Hals, a leading Russian property development company, and global offering by Infosys Technologies, a major Indian IT company.

(Notes)

1. Source: Thomson Financial

In Global Merchant Banking, income before income taxes declined 4.7% compared to the previous year to 52.8 billion yen. During the year, we invested in Skylark and Mitsui Life Insurance while also actively exiting from other investments. This resulted in a continued high level of revenue. We booked realized and unrealized gains from the sale of a part of our stake in Tungaloy, a Nomura Principal Finance investee company, and the partial sale of Terra Firma investee companies.

In Asset Management, income before income taxes increased 76.8% from the prior year to 36.5 billion yen, up for the third consecutive year. As investment trusts become increasingly popular in Japan, assets under management in publicly offered investment trusts reached a record level. Sales of existing funds such as the My Story Profit Distribution-type Fund remained strong, while newly launched funds such as the Asia Attractive Dividend Stock Fund and Nomura All-In-One Fund also sold well. The expansion of our investment trust business is the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels by strengthening our approach to Nomura Securities, Japan Post, and banks and trust banks nationwide. Our investment advisory business also performed strongly driven mainly by demand from outside Japan. As a result, assets under management totaled 27 trillion yen as of March 31, 2007, an increase of 3.9 trillion yen from March 2006. In addition, we booked a gain on the sale of our stake in a joint venture during the second quarter of the year ended March 31, 2007.

Other income before income taxes was 23.9 billion yen. Total income before income taxes for all business segments decreased 16.5% from the prior year to 377.3 billion yen.

Further, Nomura Real Estate Holdings (NREH), a subsidiary of Nomura Land and Building (NLB) which is in turn an equity method affiliate of Nomura, completed an initial public offering and listed on the Tokyo Stock Exchange during the fiscal year ended March 31, 2007. NLB recognized a gain on the partial sale of its stake in NREH and a gain on the increase of its remaining share. This effect was booked by Nomura from NLB under the equity method.

3.	Financing Position

(1)	Financing

In the area of financing, external borrowing and debt issue were primarily concentrated in the Company and Nomura Europe Finance N.V., to promote financial efficiency within the Group, including its global operations. During the year under review, the Company issued the Fifth Unsecured Corporate Bonds of 60.0 billion yen (5-year bonds) and the Sixth Unsecured Corporate Bonds of 40.0 billion yen (10-year bonds), on March 23, 2007. In addition, we have optimized our financing structure by funding in line with the liquidity and currency of assets owned.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the group, with the objective of supporting the promotion of business lines domestically and globally. Specifically, we are building a stronger and more efficient systems infrastructure for the anticipated increase in customer accounts and transaction volume expected from our increase in marketing personnel, primarily in Nomura Securities Co., Ltd. domestic branch office network, and financial advisors, as well as structuring a retail banking system for the opening of our banking agency business, and structuring and strengthening the internet trading system of JOINVEST Securities Co., Ltd., expanding the trading system and global system infrastructure for our wholesale divisions, and also addressing the construction of a new computer center to provide continuation of business in the event of disasters.

In addition, based on our strategy of aggressively opening retail branches tailored to the unique characteristics of each region in order to appropriately address the diversifying demands of our clients as well as to provide high quality financial services, Nomura Securities Co., Ltd. has opened the following locations:

Kojimachi Branch (Chiyoda-ku, Tokyo), Sagamihara Branch (Sagamihara-shi, Kanagawa), Koshigaya Branch (Koshigaya-shi, Saitama), Ichikawa Branch (Ichikawa-shi, Chiba), Sakurashinmachi Branch (Setagaya-ku, Tokyo), Yokohama Branch (Nishi-ku, Yokohama), Kasugai Branch (Kasugai-shi, Aichi), Esaka Branch (Suita-shi, Osaka), Gakuenmae Branch (Nara-shi, Nara), Shinyokohama Branch (Kohoku-ku, Yokohama), Okamoto Branch (Higashinada-ku, Kobe), Kinshicho Branch (Sumida-ku, Tokyo), Koishikawa Branch (Bunkyo-ku, Tokyo), Nakameguro Branch (Meguro-ku, Tokyo)

Furthermore, in April 2007, we have opened branches in Konandai (Konan-ku, Yokohama), Saitama (Saitama-shi, Saitama), Iidabashi (Shinjuku-ku, Tokyo), Kanda (Chiyoda-ku, Tokyo), and Kamakura (Kamakura-shi, Kanagawa). These will be followed by opening of branches in Hamadayama (Suginami-ku, Tokyo), Taishido (Setagaya-ku, Tokyo), Tsurumi-ku (Yokohama), Ibaraki-shi (Osaka), and Daito-shi (Osaka).

(3)	Significant Transactions in Other Company’s Stocks and other Equity Investments

(1)	Investment in Fortress Investment Group

In January 2007, for the purpose of building a strategic relationship in the alternative investment business, we invested in Fortress Investment Group LLC, acquiring Class A shares from Fortress management for approximately US$888 million, representing 15% of voting interests.

(2)	Acquisition of Instinet

In February 2007, we acquired, Instinet Incorporated, a global agency-broker and major provider of electronic trading services for institutional investors, from majority owner Silver Lake Partners and the management team of Instinet in an all-cash transaction worth approximately US$1.2 billion through NHI Acquisition Holding Inc., a wholly-owned subsidiary of Nomura Holdings, Inc.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
		U.S. GAAP (1)
Item	Period	100th Fiscal Year (April 1, 2003 to March 31, 2004)	101st Fiscal Year (April 1, 2004 to March 31, 2005)	102nd Fiscal Year (April 1, 2005 to March 31, 2006)	103rd Fiscal Year (April 1, 2006 to March 31, 2007)	Remarks
Total revenue		1,045.9	1,126.2	1,792.8	2,049.1

Net revenue		803.1	799.2	1,145.7	1,091.1

Income from continuing operations before income taxes		282.7	204.8	445.6	321.8

Income from discontinued operations before income taxes		—	—	99.4	—	(2)

Net income		172.3	94.7	304.3	175.8

Net income per share-basic		88.82	48.80	159.02	92.25

Net income per share-diluted		88.82	48.77	158.78	92.00

Total assets		29,753.0	34,488.9	35,026.0	35,873.4

Net assets (shareholders’ equity)		1,785.7	1,868.4	2,063.3	2,185.9

(Notes)

1:	Stated in accordance with accounting principles generally accepted in the U.S.

2:	Millennium Retailing Inc. (“MR”) was one of the investments in private equity business and a consolidated subsidiary. MR is classified as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations are separately reported.

5.	Management Challenges and Strategies

Current environment

At present, the Japanese economy can be said to be in a moderate process of expansion with sustained growth in private demand, primarily in the corporate sector, with corporate earnings continuing at high levels. The global economy is also continuing to expand with regional areas of growth, but the U.S. economy remains in a downtrend, particularly in regard to adjustment in the housing market. Because personal consumption in the U.S. economy remains strong and U.S. long-term interest rates are stable, expectations for a soft landing scenario are on the rise. In this economic environment, Japanese domestic businesses are beginning to aggressively map out their future course, leading to an increase in investment in growth by way of M&A and capital investment as well as intensified financing activities supporting such investment.

In domestic personal financial assets, the ongoing shift from savings to investment has continued to accelerate amid social change, including the mass retirement of the baby boom generation and progress of further deregulation, and has remained strong even after the lifting of the zero interest policy last July.

The fact that corporations are beginning to invest for growth, together with the fact that the shift from savings to investment of domestic financial assets has become firmly established, represent two major tides in domestic financial and capital markets. These trends mean that the role of the Company is becoming more significant, and we believe this increase our business opportunity that is broadening rapidly.

Looking at structural changes in the global financial system, we believe we can point to three major currents.

First is the fact that private equity funds and hedge funds in recent years have established a strong presence as providers of risk money. Previously, commercial banks were overwhelmingly the major sources for creating credit, but in recent years this type of fund has become established as significant players in the creation of credit. Thus to investment banks and universal banks, providing high-leverage financing utilizing financial technologies to these funds has become a core business.

Second is the liquidity of balance sheets of financial institutions. European and U.S. commercial banks are aggressively making their balance sheets more liquid in the pursuit of profitability rather than scale. The result of this has been the growth of business in asset financing using securitization as a method of making assets liquid, and the use of credit derivatives as a means of hedging credit risk. The remarkable growth of derivatives in recent years has taken place against the backdrop of such pursuit of liquidity on the balance sheet.

Third is the rise of emerging markets, particularly in Asia, where remarkable economic growth has attracted the greatest attention of investors and corporate managers. The expanding trend of investment in Asia is causing major changes in global financial systems.

Thus we believe that we are seeing changes both in the domestic and the international environment that can be considered major opportunities for business growth. The Company is addressing these opportunities by facing our clients head on, accurately understanding their needs, and responding to those needs, in keeping with our belief that expanding our business is essential.

Challenges and management response

Nomura Group’s management vision is to provide superior services for all kinds of investment. We have made efforts to expand the breadth of our business as a Group, aiming at further growth by expanding the scope of our business.

In striving for further growth in Nomura Group, we intend to take on the important issues of listening closely to our clients as we plan business growth, pursuing Nomura’s distinct international strategy, and planning expansion into new areas of business.

Client-centric business growth

Nomura Group’s fundamental approach in expanding our business should be to thoroughly understand trends in our clients’ interest and need in expanding the scope of our business, and to respond in such a way as to create business with our clients. Thus our aim is to develop this type of client-centric business as a Group, and at the same time to offer our business on a global scale as we assure continuing growth.

Each of our divisions is making the following efforts:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate linked products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the Group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group’s client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Development of Nomura’s distinct international strategy

Nomura Group’s international strategy is also focused on client-centric business expansion, while we implement different business strategies that reflect the different characteristics of each region. In Europe we intend to take on the role of a provider of high-value added products as well as to strengthen this function, while, in the U.S., we are planning to continue focusing on our core competencies. Asia offers significant business potential and we intend to pursue the development of business closely in keeping with the regional needs based on the understanding of local requirements, increase the number of clients who recognize Nomura as a partner, by making maximum use of Nomura’s financial technologies and global distribution network, in light of the distinctive qualities of each Asian country.

Expansion of new business areas

We are putting more emphasis than ever on the expansion of new business areas. With the acquisition of Instinet in the past year, Nomura Group is addressing an electronic trading platform in global equities as a new business area. In the future, if we can be confident that businesses acquired through M&A will give rise to complementary relationships and provide synergy, we believe we will be able to utilize M&A as a powerful strategic option.

In addition, we have expanded into new business areas with JOINVEST Securities Co., Ltd. and the loan business of Nomura Capital Investment Co., Ltd. In the future, we intend to accelerate our progress in the expansion of business areas with the goal of broader business operation by Nomura Group through such expansion.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business as our core business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, principal finance, asset management and other broker-dealer business and financing.

7.	Organizational Structure

(1)	The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 147 branches

Area	Number of Offices

Tokyo	Head office and 34 branches

Kanto area excluding Tokyo	33 branches including Yokohama branch

Hokkaido area	4 branches including Sapporo branch

Tohoku area	8 branches including Sendai branch

Chubu area	21 branches including Nagoya branch

Kinki area	24 branches including Osaka branch

Chugoku area	8 branches including Hiroshima branch

Shikoku area	4 branches including Takamatsu branch

Kyushu and Okinawa area	11 branches including Fukuoka branch

Nomura Asset Management Co., Ltd. (Tokyo, Osaka)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Funds Research and Technologies Co., Ltd. (Tokyo)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

JOINVEST Securities Co., Ltd. (Tokyo)

Nomura Healthcare Co., Ltd. (Tokyo)

(2)	Overseas Significant Subsidiaries

<Americas Region>

  Nomura Securities International, Inc. (New York, U.S.)

<Europe Region>

  Nomura International plc (London, U.K.)

<Asia & Oceania Region>

  Nomura International (Hong Kong) Limited

  Nomura Singapore Limited

(3)	Status of Employees

	Employees	Increase /Decrease
Total	16,144	1,476 Increase

(Notes)

1:	Number of employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries which do not include private equity investees accounted for as consolidated subsidiaries in the consolidated financial statements.

2:	Number of employees excludes seconded employees outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries (1)(2)

Name	Location	Capital (in millions)		Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advice

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Principal Finance Co., Ltd.	Tokyo, Japan		¥8,935	100%	Investment Company

Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan		¥1,000	100%	Leasing / Formulating products selling

Nomura Capital Investment Co., Ltd.	Tokyo, Japan		¥5,500	100%	Financial

Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan		¥950	100%	Defined Contribution Pension Administration

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management Service

Nomura Investor Relations Co., Ltd.	Tokyo, Japan		¥400	100%	Consulting

Nomura Funds Research and Technologies Co., Ltd.(3)	Tokyo, Japan		¥400	100%	Investment Trust Assessment & Investment Advice

Nomura Research & Advisory Co., Ltd.	Tokyo, Japan		¥400	100%	Unlisted Privately Held Companies Research & Venture Capital Partnerships Administration

Nomura Business Services Co., Ltd.	Tokyo, Japan		¥300	100%	Office Work Service

Nomura Institute of Capital Markets Research	Tokyo, Japan		¥110	100%	Research Investigation

JOINVEST Securities Co., Ltd.	Tokyo, Japan		¥21,400	100%	Securities

Nomura Healthcare Co., Ltd.(4)	Tokyo, Japan		¥150	100%	Consulting

Nomura Holding America Inc.	New York, U.S.	US$	2,933.37	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	920	100%*	Securities

Nomura Asset Capital Corporation	New York, U.S.	US$	630.2	100%*	Mortgage

The Capital Company of America, LLC	New York, U.S.	US$	935.19	100%*	Mortgage

Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda	US$	137.67	100%*	Securities

Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100%*	Investment Trust Administration

Nomura Derivative Products, Inc.	New York, U.S.	US$	400	100%*	Financial

Nomura America Mortgage Finance, LLC	New York, U.S.	US$	470.89	100%*	Holding Company

NHI Acquisition Holding Inc.(5)	New York, U.S.	US$	200	100%	Holding Company

Instinet Incorporated(5)	New York, U.S.	US$	1,256.63	100%*	Holding Company

Nomura Europe Holdings plc	London, U.K.		¥194,921	100%	Holding Company

Nomura International plc	London, U.K.		£818.82	100%*	Securities

Nomura Bank International plc	London, U.K.		£170	100%*	Financial

Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100%*	Securities / Financial

Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	10	100%*	Securities / Financial

Banque Nomura France	Paris, France	Euro	22.88	100%*	Securities / Financial

Nomura Global Funding plc	London, U.K.		¥22,119	100%	Financial

Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	51.3	100%*	Financial

Nomura Principal Investment plc	London, U.K.		£1,195.45	100%	Investment Company

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥84,105	100%	Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥60,711	100%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	203	100%*	Securities / Financial

Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100%*	Securities / Financial

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” amount of subsidiaries whose paid-in capital is zero or nominal amount (subsidiaries primarily located in the U.S.) is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Right” column include voting rights from indirect holding shares.

2:	The total number of subsidiaries as of March 31, 2007 was 315. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd. was 50 as of March 31, 2007.

3:	Nomura Funds Research and Technologies Co., Ltd. became a wholly-owned subsidiary of Nomura Holdings, Inc. on December, 2006.

4:	We have established Nomura Healthcare Co., Ltd. in order to deliver advices and solutions to meet the challenges and business needs of healthcare providers.

5:	We have acquired a global agency-broker Instinet Incorporated, a major provider of electronic trading services for institutional investors in an all-cash transaction of approximately US$1.2 billion through NHI Acquisition Holding Inc., a wholly-owned subsidiary of the Company, from majority owner Silver Lake Partners and Instinet’s current management team.

8.	Major Lenders

Lender	Type of Loan	Loan Amount
		(millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term loan	125,000
Mizuho Corporate Bank, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	95,000 30,000 (30,000)
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	65,000 60,000 (60,000)
Resona Bank, Limited	Long-term loan	70,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term loan Short-term loan (Long-term loan due within one year)	33,000 15,000 (15,000)
The Norinchukin Bank	Long-term loan Short-term loan (Long-term loan due within one year)	50,000 20,000 (20,000)
Shinkin Central Bank	Long-term loan	50,000
The Dai-ichi Mutual Life Insurance Company	Long-term loan	40,000
Nippon Life Insurance Company	Long-term loan	30,000

9.	Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, the Company maintains sufficient capital to support its business.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, the Company first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. The Company seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

In addition, the Company has established in the Articles of Incorporation, in accordance with Article 459 of the Corporation Law of Japan, the capability to pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31. In accordance with the above policies, in the current fiscal year, the target dividend value is 32 yen, divided into four parts (8 yen) paid in each of the first, second, and third quarters, with a year-end dividend of the target dividend amount plus a return of profit component of 12 yen per share. As a result, the annual dividend from retained earnings is 44 yen per share.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

In addition, the Company repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When the Company decides to set up a share buyback program, the Company will announce the decision soon after it is made and purchase the shares following internal guidelines.

The details of dividends from retained earnings in the current fiscal year are as follows.

Decision	Dividend quarter	Total dividend value (millions of yen)		Dividend per share (yen)		Record date
Board of Directors July 26, 2006	First quarter	15,257		8.00		June 30, 2006
Board of Directors October 25, 2006	Second quarter	15,259		8.00		September 30, 2006
Board of Directors January 29, 2007	Third quarter	15,260		8.00		December 31, 2006
Board of Directors April 26, 2007	Fourth quarter	38,164	(1)	20.00	(1)	March 31, 2007

(Note)

When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%.

II.	Common Stocks

1. Total Number of Authorized Shares:	6,000,000,000

2. Total Number of Issued Shares:	1,965,919,860

3. Number of Shareholders:	238,788

4. Major Shareholders (Top 10)

	Number of Shares Owned and Percentage of Voting Right
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	102,679	5.40
The Master Trust Bank of Japan, Ltd. (Trust Account)	95,071	5.00
Depositary Nominees Inc.	76,404	4.02
State Street Bank and Trust Company	58,715	3.09
State Street Bank and Trust Company 505103	55,442	2.91
Japan Trustee Services Bank, Ltd. (Trust Account 4)	43,687	2.30
The Chase Manhattan Bank, N.A. London	30,696	1.61
Nippon Life Insurance Company	19,007	1.00
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	18,462	0.97
Trust & Custody Services Bank, Ltd. (Trust Account B)	17,384	0.91

(Note)

The Company has 57,730 thousand shares of treasury stock as of March 31, 2007 which is not included in the Major Shareholders list above.

III. Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2007

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights	Paid-in Amount for Stock Acquisition Rights
Stock Acquisition Rights No.1	August 5, 2002	1,296	1,296,000	From July 1, 2004 to June 30, 2009	1,801	0
Stock Acquisition Rights No.2	July 22, 2003	1,407	1,407,000	From July 1, 2005 to June 30, 2010	1,626	0
Stock Acquisition Rights No.3	June 4, 2004	503	503,000	From June 5, 2006 to June 4, 2011	1	0
Stock Acquisition Rights No.4	August 16, 2004	1,296	1,296,000	From July 1, 2006 to June 30, 2011	1,613	0
Stock Acquisition Rights No.5	April 25, 2005	1,227	1,227,000	From April 26, 2007 to April 25, 2012	1	0
Stock Acquisition Rights No.6	June 3, 2005	805	805,000	From June 4, 2007 to June 3, 2012	1	0
Stock Acquisition Rights No.7	July 25, 2005	2,487	248,700	From July 26, 2007 to July 25, 2012	1	0
Stock Acquisition Rights No.8	July 25, 2005	17,120	1,712,000	From July 1, 2007 to June 30, 2012	1,413	0
Stock Acquisition Rights No.9	April 24, 2006	26,567	2,656,700	From April 25, 2008 to April 24, 2013	1	0
Stock Acquisition Rights No.10	June 12, 2006	10,045	1,004,500	From June 13, 2008 to June 12, 2013	1	0
Stock Acquisition Rights No.11	July 14, 2006	18,160	1,816,000	From July 7, 2008 to July 6, 2013	2,210	0
Stock Acquisition Rights No.12	October 10, 2006	236	23,600	From October 11, 2008 to October 10, 2013	1	0

(Notes)

1:	Stock acquisition rights are issued in conjunction with the Company’s stock option plan.

2:	Any transfer of stock acquisition rights are subject to approval by the Board of Directors of the Company.

3:	No stock acquisition rights shall be exercised partially. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights.

4:	Number of shares under a stock acquisition rights is 1,000 shares of common stock of the Company for Stock Acquisition Rights No.1 to No.6, and number of shares under a stock acquisition rights is 100 shares of common stock of the Company for Stock Acquisition Rights No.7 to No.12.

5:	Number of stock acquisition rights and the number of shares under stock acquisition rights are as of March 31, 2007.

6:	Stock Acquisition Rights were issued in accordance with the delegation of “issuance under especially favorable conditions” at the Ordinary General Meeting of Shareholders.

2.	Stock Acquisition Rights Held by the Management of the Company

Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Number of Holders
			Directors and Executive Officers (excluding Outside Directors)	Outside Directors
Stock Acquisition Rights No.1	190	190,000	12	3
Stock Acquisition Rights No.2	284	284,000	13	4
Stock Acquisition Rights No.3	87	87,000	8	4
Stock Acquisition Rights No.4	168	168,000	14	4
Stock Acquisition Rights No.6	209	209,000	14	4
Stock Acquisition Rights No.8	1,560	156,000	15	4
Stock Acquisition Rights No.10	2,584	258,400	15	4
Stock Acquisition Rights No.11	960	96,000	15	4

(Note)

Number of stock acquisition rights and the number of shares under stock acquisition rights are as of March 31, 2007.

3.	Stock Acquisition Rights Issued to the Employees and Others

Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Number of Holders
			Number of Employees (excluding employees who are concurrently serving as Executive Officers of the Company)	Number of Officers and Employees in subsidiary companies (excluding employees and Executive Officers and Employees of the Company.)
Stock Acquisition Rights No.9	30,081	3,008,100	—	330
Stock Acquisition Rights No.10	7,755	775,500	—	176
Stock Acquisition Rights No.11	17,360	1,736,000	1	531
Stock Acquisition Rights No.12	236	23,600	—	4

(Note)

Number of stock acquisition rights and the number of shares under stock acquisition rights are as of the date of each allotment date.

[Reference]

Stock acquisition rights are issued to executives and employees of Nomura Group in return for the execution of their duties. The issuance of stock acquisition rights under stock option plan is an incentive compensation which the interests can be aligned with shareholders to improve performance across Nomura Group.

The following two types of stock acquisition rights have been issued:

1.	Stock Option A Plan

Under this plan, which is intended to improve performance and to grant equity-linked incentive to executives and employees (senior staff) of Nomura Group, the exercise price is determined based on the market price of the Company’s stock price at the grant of the stock acquisition rights. It is qualified as stock acquisition rights under the tax system of Japan. After the determination of solicitation plan, there is a non-exercise period of two (2) years in order to pursue capital gains. It is expected to create a common incentive to executives and employees working in different divisions and geographic regions and to improve performance across Nomura Group.

2.	Stock Option B Plan

Under this plan, it is a commonly used method in the United States and in Europe which the same economic effect as restricted stocks can be anticipated. The exercise price will be one (1) yen and a non-exercise period of two (2) years form the determination of solicitation plan has been set. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights. These stock options will be granted in lieu of a portion of cash compensation, making for a quasi-deferred payment to link compensation to the Company’s stock price. This will be an effective means to retain talented personnel over the medium- to long-term and link a portion of compensation to the Company’s stock price. If the Company’s stock price rises, grantees’ compensation will also increase, thereby making it possible to align interests with shareholders. The use of stock acquisition rights as stock options is common in the United States and in Europe. If this system is not used, cash payments for compensation will increase.

Status of Allotment and the Number of Stock Acquisition Rights Granted for the year ended March 2007

4.	Other Significant Matters concerning Stock Acquisition Rights

The Company issued Stock Acquisition Rights No. 13 on April 25, 2007, in conjunction with the Company’s stock option plan.

(1) Number of stock acquisition rights	46,903
(2) Type of share and number of shares	Common stock / 4,690,300 shares
(3) Paid-in amount of stock acquisition rights	Payment of money is not required
(4) Exercise price per share under stock acquisition rights	1 yen
(5) Period for the exercise of stock acquisition rights	From April 26, 2009 to April 25, 2014

(Notes)

1:	Number of shares under a stock acquisition rights is 100 shares of common stock of the Company.

2:	Stock Acquisition Rights were granted to 413 executives and employees of the Company’s overseas subsidiaries.

3.	Number of stock acquisition rights and the number of shares under stock acquisition rights are as of May 31, 2007.

With the issuance of Stock Acquisition Rights No. 13, the Company adjusted the exercise prices per share under the relevant outstanding stock acquisition rights on April 26, 2007. The adjusted prices as of May 31, 2007 are as follows:

Stock Acquisition Rights No. 1
Exercise price per share	1,797 yen

Stock Acquisition Rights No. 2

Exercise price per share	1,622 yen

Stock Acquisition Rights No. 4

Exercise price per share	1,610 yen

Stock Acquisition Rights No. 8

Exercise price per share	1,410 yen

Stock Acquisition Rights No. 11

Exercise price per share	2,205 yen

IV.	Management

1.	Directors

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

Chairman of the Board	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

Director	Nobuyuki Koga	President & Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Director	Hiroshi Toda	Deputy President & Chief Operating Officer

Director and Senior

Managing Director of

Nomura Securities Co., Ltd.

Chairman of Nomura

Holding America Inc.

Chairman of Nomura

Europe Holdings plc

President and Chief

Executive Officer of

Nomura Asia Holding N.V.

Director	Kazutoshi Inano	Deputy President & Co-Chief Operating Officer	Chairman of The Nomura Trust & Banking Co., Ltd.

Director	Nobuyuki Shigemune	Audit Mission Director	Outside Director of Nomura Securities Co., Ltd.

Director	Yukio Suzuki	Audit Mission Director	Director of Nomura Asset Management Co., Ltd.

Director (Outside)	Masaharu Shibata	Member of the Nomination Committee Member of the Compensation Committee	Chairman & CEO of NGK Insulators, Ltd. Chairman & CEO of NGK Technica, Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Director of Nomura Securities Co., Ltd. Statutory Auditor of SOURCENEXT CORPORATION

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Nomura Securities Co., Ltd.

Director	Fumihide Nomura	Member of the Audit Committee	President of Nomura Shokusan Co., Ltd.

Director (Outside)	Koji Tajika	Member of the Audit Committee	Outside Director of Nomura Securities Co., Ltd. Outside Director of Murata Manufacturing Co., Ltd. Statutory Auditor of Sumitomo Corporation Outside Director of The Tokyo Star Bank, Limited

(Notes)

1:	Among the directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika are outside directors, as prescribed by Article 2 item 15 of the Corporation Law of Japan.

2:	There is no special business relationship between the Company and the companies in which the outside directors are serving concurrently as directors.

3:	Koji Tajika, a member of the Audit Committee, is a certified public accountant who is an expert to financial and accounting related matters.

2.	Matters Pertaining to Outside Directors

(Status of Activities of Outside Directors)

Name	Status of Principal Activities

Masaharu Shibata

Attended all nine Board of Directors meetings, three Nomination Committee meetings, and three Compensation Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his long years of managerial experience.

Also, on the Nomination Committee, has been participating in discussions determining the particulars of proposals regarding the process on election of outside directors and other related matters. On the Compensation Committee, has been determining the policy on compensation for directors and executives, has been making statements accordingly, on determining the compensation for individuals.

Hideaki Kubori

Attended all nine Board of Directors meetings, three Nomination Committee meetings, and three Compensation Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his high professionalism as an attorney thoroughly versed in corporate laws.

Also, on the Nomination Committee, has been participating in discussions determining the particulars of proposals regarding the process on election of outside directors and other related matters. On the Compensation Committee, has been determining the policy on compensation for directors and executives, has been making statements accordingly, on determining the compensation for individuals.

In addition, at Nomura Group Managing Directors’ Meeting, gave statements regarding thoughts on compliance in the future, and worked to raise awareness.

Haruo Tsuji

Attended all nine Board of Directors meetings and 26 Audit Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his long years of managerial experience.

Also, as a Chairman of the Audit Committee, has been making examination in conjunction with the Audit Mission Director, the Office of Audit Committee and departments relating to internal controls of the process of and content of decision making in important meetings, the content of important decision documents and other significant documents regarding the execution of business, the status of performance of duties by directors, executives and principal employees, and the business and financial status of the Company including domestic and international subsidiaries. In this connection, has been informing the Board of Directors regarding the status of activity and audit observations of the Audit Committee.

In addition, has been attending the Internal Controls Committee, a body voluntarily established by the Company for the purpose of deliberations regarding the establishment of internal controls as well as the appropriateness of business activities within Nomura Group, has been participating in deliberations regarding all internal controls, and has also been attending the Board of Executive Officers composed of Executive Officers of the Company.

Koji Tajika

Attended eight of the nine Board of Directors meetings and 25 of the 26 Audit Committee meetings held during the current fiscal year.

On the Board of Directors, has been participating in deliberation about proposals, and has been making statements accordingly, based on his high professionalism as an accountant thoroughly versed in international accounting systems in making statements as appropriate.

Also, as a member of the Audit Committee, has been making examinations in conjunction with the Audit Mission Director, the Office of Audit Committee and departments relating to internal controls of the process of and content of decision making in important meetings, the content of important decision documents and other significant documents regarding the execution of business, the status of performance of duties by directors, executives and principal employees, and the business and financial status of the Company including domestic and international subsidiaries.

In addition, has been attending the Board of Executive Officers composed of Executive Officers of the Company as necessary.

(Overview of the content of contracts limiting responsibility)

The Company has concluded contracts with the four outside directors limiting responsibility for indemnification for losses, in accordance with Article 423, Paragraph 1 of the Corporation Law of Japan. The limit of responsibility under these contracts is 20 million yen or the amount prescribed by the law, whichever is higher.

3.	Executive Officers

Position	Name	Responsibilities	Management Position of Other Companies, Significant Concurrent Position

President & Chief Executive Officer (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer	See “1. Directors”

Deputy President & Chief Operating Officer (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer International Operations Officer	See “1. Directors”

Deputy President & Co-Chief Operating Officer (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer	See “1. Directors”

Executive Managing Director	Masanori Itatani	Head of Internal Audit	Senior Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Akihiko Nakamura	Chief Information Officer	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development	President & Chief Executive Officer of Nomura Research & Advisory Co., Ltd. Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Masafumi Nakada	Chief Financial Officer	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Noriaki Nagai	Head of Corporate Office	Senior Managing Director of Nomura Securities Co., Ltd.

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region	President & CEO of Nomura Holding America, Inc. President & CEO of Nomura Securities International, Inc.

Senior Managing Director	Yugo Ishida	Regional Management of Europe Region	President of Nomura Europe Holdings plc President of Nomura International plc

(Notes)

1:	Nobuyuki Koga, Hiroshi Toda, and Kazutoshi Inano are serving concurrently as directors.

2:	Changes in Executive Officers on and after April 1, 2007, are as follows.

Newly Appointed (effective April 1, 2007)

Toshio Hirota, Executive Managing Director

Shigesuke Kashiwagi, Senior Managing Director

Yoshinori Go, Senior Managing Director

3:	The Board of Executive Officers as of April 1, 2007, is as follows.

President &CEO	Nobuyuki Koga	Chief Executive Officer

Deputy President &COO	Hiroshi Toda	Chief Executive Officer International Operations Officer

Deputy President &Co-COO	Kazutoshi Inano	Co-Chief Operating Officer Group Compliance Officer

Executive Managing Director	Masanori Itatani	Head of Internal Audit

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Executive Managing Director	Toshio Hirota	Head of Communications

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy

Senior Managing Director	Masafumi Nakada	Chief Financial Officer

Senior Managing Director	Noriaki Nagai	Head of Corporate Office

Senior Managing Director	Hideyuki Takahashi	Head of Regional Management, Americas

Senior Managing Director	Shigesuke Kashiwagi	Co-Head of Regional Management, Americas

Senior Managing Director	Yugo Ishida	Head of Regional Management, Europe

Senior Managing Director	Yoshinori Go	Head of Asia Region Marketing

4.	Compensation paid to Directors and Executive Officers

	Number of People (1)	Total Amount Paid (in millions of yen)	Others
Directors (Outside)	8 (4)	490 (114)
Executive Officers	11	1,181
Total	19	1,671	(2) (3)

(Notes)

1:	There were 11 Directors and 11 Executive Officers as of March 31, 2007. Three Directors are serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers.

2:	1,671 million yen includes compensation of stock options (stock bonus) which was 244 million yen (paid to 19 people).

3:	1,671 million yen includes non-cash compensation of 1 million yen.

5.	Compensation Committee’s Policies about Directors and Executive Officers’ Compensation

1. Method of Deciding Compensation Committee’s Policies

As the Company is organized under the Committee System, we have set Compensation Committee’s policies to decide the matter regarding to the compensation for Directors and Executive Officers respectively in accordance with the Corporation Law of Japan.

2. Outline of Compensation Committee’s Policies

Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial services group”. As a management target to indicate an increase of shareholders’ value, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium to long-term.

Our fundamental policies in Nomura Group’s directors and executive officers’ compensations (Executive Compensation”) are,

i)	to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance, and

ii)	to introduce equity based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and stock bonus.

(1)	Base Salary

Base salary for each of directors and executive officers is calculated by aggregating the following amounts.

i)	Amount reflecting his/her career

ii)	Amount reflecting his/her post and responsibilities

iii)	Amount reflecting previous year’s consolidated ROE (Note)

(2)	Cash Bonus

In determining cash bonus payable to each of directors or executive officers, we consider both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated return on equity (ROE) and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established goals of individuals and subjective assessments of individual contribution. Aggregated cash bonus amount of directors and executive officers does not exceed 1% of the consolidated net income of Nomura.

(3)	Stock Bonus

In determining the stock bonus payable to each of directors or executive officers, we consider not only such factors as consolidated net income or consolidated ROE but also such factors as proportion of cash bonus, stock bonus and base salary and costs and effects in awarding such bonus.

(Note)

In calculating the amount of the base salary based on the previous year’s consolidated ROE, we refer to the table below.

Consolidated ROE (x)	X<0%	0%≤X<5%	5%≤X≤10%	10%<X≤15%	15%<X
Amount	0	Y * 1/3	Y * 2/3	Standard Amount (Y)	Y * 4/3

V.	Items Pertaining to Independent Auditor

1.	Name: Ernst & Young ShinNihon

2.	Amount of Compensation

Item	Amount
(1) Amount of audit fees	889 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,412 million yen

(Notes)

1.	Because the amounts of compensation for audit based on the Corporation Law of Japan and the amounts of compensation for audit based on the Securities and Exchange Law are not separated, and substantively cannot be separated, in the audit contract between the Company and the Independent Auditor, the amount of audit fees above includes the amounts of compensation for audit based on the Securities and Exchange Law.

2.	In addition to the services pursuant to the Certified Public Accountant Law Article 2 Paragraph 1, the Company pays compensation to the Independent Auditor with respect to advisory services regarding internal control over financial reporting, as well as attestation services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to the audit (pursuant to the Corporation Law or the Securities and Exchange Law and their equivalent foreign regulations) by certified public accountants or audit firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Policy about Dismissal or Reappointment Denial

(1)	The Audit Committee shall dismiss an Independent Auditor in cases where the committee judges that any of the items stipulated under the Corporation Law of Japan, Article 340, Paragraph 1, applies to the auditor.

(2)	In cases where the Audit Committee judges that an independent auditor has any other problem in terms of the fairness of its auditing, the committee shall place the dismissal or reappointment denial of the auditor on the agenda to be deliberated at the general shareholders’ meeting.

VI.	Resolution of the Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structure for Ensuring Appropriate Business of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by executive officers by use of the independent auditor, other accounting firms and internal staff to ensure appropriate business of Nomura Holdings, Inc.

A.	Directors and Employees to be Responsible for supporting the Audit Committee

(1)	Directors Responsible for supporting the Audit Committee and his Independence from Executive Officers

(a)	In order to support audit by the Audit Committee and supervise effectively the business execution by the directors appointed by the Board of Directors and the executive officers, the Board of Directors shall appoint a director, not currently assuming the position of executive officer, as “Audit Mission Directors.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees Responsible for supporting the Audit Committee and his Independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, the Company shall establish Office of Audit Committee organized by five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Reporting Structure on the Business Execution

(1)	Executive officers shall report on the status of the business execution not less frequently than quarterly. In this case, the executive officers may delegate such reports to other executive officers.

(2)	In the event that directors and executive officers find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a great loss.

(3)	In the event that executive officers or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Others in relation to Structures Ensuring the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit other matters than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) and business reports (including their annexed specifications in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall hear the report from the independent auditor and other accounting firms on the audit reports on matters relating to accounting in financial reports and financial statements through financial reports and statements (including disagreements between executive officers and such auditor or accounting firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request executive officers, the independent auditor or other accounting firms that audit financial statements to explain about important problems regarding preparing financial reports, business reports and financial statements (including matters concerning election or application of critical accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

II.	Structure for Ensuring the Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution of the Executive Officers

(1)	Executive officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, with swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive officers shall strive to maintain compliance structure at each company within Nomura Group. Executive officers shall report to any member of the Audit Committee or any Audit Mission Director, and to the Group Executive Management Committee in the event that the executive officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Group Executive Management Committee shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution of Executive Officers

Executive officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive officers shall report to the Group Executive Management Committee the status of risk management system’s at each company within Nomura Group. Group Executive Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of the Business Execution of the Executive Officers

(1)	Executive officers shall execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Decision-making for matters that are delegated to executive officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Group Executive Management Committee: Material matters regarding allocation of capital resources and management of Nomura Group;

(b)	Internal Controls Committee: Matters regarding internal control and procedures and promotion of proper corporate behavior within Nomura Group;

(c)	Commitment Committee: Material matters regarding less liquid positions of Nomura Group and matters regarding important positions from a risk management perspective of Nomura Group; or

(d)	Collective decision-making system: Matters other than (a), (b) and (c).

(3)	Group Execution Management shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

(4)	The Company shall establish the Group Management Council. By sharing information, exchanging views and discussing strategic matters, the Group Management Council shall promote effective business execution.

E.	Structure for Ensuring the Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive officers shall disseminate Code of Ethics of Nomura Group to employees and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of the employees, clarify their responsibility and authority to hereby establish the structure for business execution responsibility.

(3)	In order to respond to correcting matters regarding any questionable conduct in the light of social ethics or social justice, and in order to ensure business effort taken by employees based on law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, hereby promoting the business execution in accordance with laws and regulations.

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries (including its consolidated subsidiaries.)

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself, other members of the Audit Committee or Audit Mission Director.

(2)	Internal Audit System

(a)	Executive officers shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive officers shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that executive officers (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive officers shall establish a “Compliance Hotline” as a tool that employees could use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the Merchant Banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that deems to have minor effect on Nomura Group in terms of its financial conditions, reputation and corporate social responsibilities.

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no plans at the present time for the introduction of so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a Japanese financial services group with global competitive strength” and has made commitments to further growth and enhancement of shareholder value through broadening of the scope of its business and expansion into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives. The Company lists its shares on the Tokyo Stock Exchange as well as other Japanese stock exchanges, became listed on the New York Stock Exchange in December 2001, and has already taken measures such as lowering the number of shares in a trading unit in January 2005, and last year introducing a fourth-quarter dividend as recognized under the new Corporation Law of Japan. As of the end of March 2007, the Company’s shareholders numbered 238 thousand.

Given these circumstances, the Company’s Board of Directors recognizes that it is necessary to protect the shareholders and investors from unfavorable result in the event of an attempt to take over the Company by parties not appropriate to the preservation or enhancement of the business value and common benefit to shareholders, and in accordance with the obligations of persons entrusted by shareholders and investors, will take appropriate measures to prevent such actions. In such a case, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the buyout proposal etc., and after an investigatory meeting composed of the Company’s outside directors the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure (except for indicators related to the Results of Operations and Assets for the 100th fiscal year).

Consolidated Balance Sheet (As of March 31, 2007)

(Millions of yen)
ASSETS
Cash and cash deposits:	1,054,012
Cash and cash equivalents	410,028
Time deposits	546,682
Deposits with stock exchanges and other segregated cash	97,302
Loans and receivables:	1,618,411
Loans receivable	935,711
Receivables from customers	47,518
Receivables from other than customers	637,209
Allowance for doubtful accounts	(2,027)
Collateralized agreements:	17,838,227
Securities purchased under agreements to resell	8,061,805
Securities borrowed	9,776,422
Trading assets and private equity investments :	13,178,220
Trading assets	12,830,826
Private equity investments	347,394
Other assets:	2,184,504
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥249,592 million)	422,290
Non-trading debt securities	255,934
Investments in equity securities	195,238
Investments in and advances to affiliated companies	441,536
Other	869,506

TOTAL ASSETS	35,873,374

LIABILITIES
Short-term borrowings	1,093,529
Payables and deposits:	1,345,855
Payables to customers	304,462
Payables to other than customers	623,143
Deposits received at banks	418,250
Collateralized financing:	20,599,256
Securities sold under agreements to repurchase	11,874,697
Securities loaned	7,334,086
Other secured borrowings	1,390,473
Trading liabilities:	4,800,403
Other liabilities:	845,522
Long-term borrowings	5,002,890

TOTAL LIABILITIES	33,687,455

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common stock
Authorized – 6,000,000,000 shares
Issued – 1,965,919,860 shares
Outstanding – 1,907,049,871 shares	182,800
Additional paid-in capital	165,496
Retained earnings	1,910,978
Accumulated other comprehensive income	6,613
Common stock held in treasury, at cost – 58,869,989 shares	(79,968)

TOTAL SHAREHOLDERS’ EQUITY	2,185,919

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,873,374

Consolidated Statement of Income (April 1, 2006 — March 31, 2007)

	(Millions of Yen)
Commissions	337,458
Fees from investment banking	99,276
Asset management and portfolio service fees	145,977
Net gain on trading	290,008
Gain on private equity investments	47,590
Interest and dividends	981,344
Loss on investments in equity securities	(20,103)
Private equity entities product sales	100,126
Other	67,425

Total revenue	2,049,101

Interest expense	958,000

Net revenue		1,091,101

Compensation and benefits	345,936
Commissions and floor brokerage	50,812
Information processing and communications	109,987
Occupancy and related depreciation	61,279
Business development expenses	38,106
Private equity entities cost of goods sold	57,184
Other	106,039

Non-interest expenses		769,343

Income before income taxes	321,758

Income tax expense	145,930

Net income		175,828

Consolidated Statement of Changes in Shareholders’ Equity

(April 1, 2006 — March 31, 2007)

	(Millions of Yen)
Common Stock
Balance at beginning of year	182,800

Balance at end of year		182,800

Additional paid-in capital
Balance at beginning of year	159,527
Loss on sales of treasury stock	(556)
Issuance of common stock options	6,525

Balance at end of year		165,496

Retained earnings
Balance at beginning of year	1,819,037
Net income	175,828
Cash dividends	(83,887)

Balance at end of year		1,910,978

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(1,129)
Net change during the year	38,018
Balance at end of year		36,889
Defined benefit pension plans
Balance at beginning of year	(14,096)
Minimum pension liability adjustment	(387)
Adjustments to initially apply SFAS 158	(15,793)
Balance at end of year		(30,276)

Balance at end of year		6,613

Common stock held in treasury
Balance at beginning of year	(82,812)
Repurchases of common stock	(204)
Sales of common stock ( including common stock issued to employees)	2,935
Other net change in treasury stock	113

Balance at end of year		(79,968)

Total shareholders’ equity Balance at end of year		2,185,919

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the provision of paragraph 1 of Article 148 of the Enforcement Regulations of the Corporation Law of Japan. However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collecting referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are primarily carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the Other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS144”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Basis of allowances

(1)	Allowance for loan losses

Allowances for loan losses on margin transaction loans related to broker dealers and loans receivable from financial institutions in the inter-bank money market used for short-term financing are provided for based primarily on historical loss experience.

Allowances for loan losses on loans receivable in connection with banking/financing activities reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

(2)	Accrued pension and severance costs

In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R,” (“SFAS158”) the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

7.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense.

8.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in the Consolidated Balance Sheet. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are recognized currently in income.

9.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

10.	Accounting changes

(1)	SFAS158

Nomura adopted SFAS158 in this fiscal year and the funded status of the defined benefit postretirement plan, which was measured as the difference between the fair value of the plan assets and the benefit obligation, was recognized, with the corresponding adjustment to Accumulated other comprehensive (loss) income in the Consolidated Balance Sheet. The adjusted amount was shown in the Consolidated Statement of Changes in Shareholders’ Equity. It has no impact on earnings.

(2)	SFAS 155, “Accounting for certain Hybrid Financial Instruments” (“SFAS 155”)

SFAS 155 permits an entity to elect to measure any hybrid financial instrument at fair value with changes in fair value recognized in earnings if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcation and accounted for separately under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” On April 1, 2006, Nomura early adopted, primarily on a prospective basis, SFAS 155. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in current earnings. The impact wasn’t significant.

[Notes to the Consolidated Balance Sheet]

11.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	5,727,199 million yen

Securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	2,167,927 million yen

Securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *1,2	1,571,431 million yen

*1	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
*2	In addition, Nomura re-pledged 549,732 million yen of securities received as collateral and securities borrowed.

12.	Contingencies

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

(1)	In 1998, one of its European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank. On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank. NPI and Nomura International plc (NIP) have been and continue to be involved in both bringing and defending a number of legal claims arising out of the above circumstances.

These legal claims had included two separate international arbitration proceedings, one commenced by and the other against the Czech Republic. In March 2006, an award was issued in one of those arbitrations which found the Czech Republic’s actions pertaining to IPB to have been a breach of the Czech Republic’s international obligations under the Bilateral Investor Treaty between the Netherlands and the Czech Republic. On November 30, 2006, the Czech Republic entered into a settlement agreement with various Nomura parties, including Nomura Holdings Inc, NPI and NIP (the Nomura Parties) as a result of which both of the international arbitration proceedings were terminated. The precise terms of the settlement are confidential but will have no adverse effect on the Nomura Parties.

CSOB is pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. On October 5, 2006, CSOB’s case was dismissed with costs awarded in favour of the defendants. CSOB has appealed the decision. Nomura believes that the claim is wholly without merit and it shall continue vigorously to defend it.

(2)	In December 2005, the German bank WestLB AG (“WestLB”) issued High court proceedings in England against NIP (“the Claim”). Details of the Claim were only made known to NIP in December 2006. The Claim relates to the merger of the TV rental businesses of Thorn UK Limited (“Thorn”) (then owned by NIP) and the Granada Group, which led to the creation of the BoxClever group (“BoxClever”) in June 2000. The merger was financed by WestLB who provided a loan facility to BoxClever to purchase the relevant Thorn and Granada businesses. In September 2003, BoxClever ran into financial difficulties and was placed into administrative receivership. WestLB is bringing a claim in tort in connection with the merger in 2000 and NIP’s compilation and provision of information and projections regarding the financial strength of Thorn and the future performance of BoxClever. WestLB claims to have relied on this material to its detriment and seeks to recover from NIP the sum of £460 million, being the loss West LB claims to have suffered following the failure of the BoxClever group. Nomura believes that the Claim is without merit and it shall vigorously defend it.

13.	Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The following table sets for the information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1	49,618,605 million yen

Standby letters of credit and other guarantees *2	18,509 million yen

*1	The carrying value of derivative contracts is 972,547 million yen.
*2	The carrying value of standby letters of credit and other guarantees is 1,373 million yen.

[Notes to the Consolidated Statement of Income]

14. Shareholders’ equity per share	1,146.23 yen

Basic net income per share	92.25 yen

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Nomura Holdings, Inc.
May 8, 2007
Ernst & Young ShinNihon

Koichi Hanabusa Certified Public Accountant Designated and Operating Partner

Hiroki Matsumura Certified Public Accountant Designated and Operating Partner

Yuichiro Sakurai Certified Public Accountant Designated and Operating Partner

Pursuant to Article 444, Section 4 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2006 through March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group, which consisted of Nomura Holdings, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in the United States pursuant to Article 148, Section 1 of the Corporate Calculation Regulations (refer to “Significant Basis of Presentation of Consolidated Financial Statements” of the notes to the consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) have audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements) applicable to the 103rd fiscal year (from April 1, 2006 to March 31, 2007) and, based on the method, detail and result of the audit, hereby report as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the executive officers of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 159 of the Corporate Calculation Regulations) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s Independent Auditor, are appropriate.

May 14, 2007	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in Article 2 item 15 and Article 400 paragraph 3 of the Corporation Law of Japan.

Balance Sheet (As of March 31, 2007)

(Millions of yen)
ASSETS
Current Assets:	2,249,934
Cash and time deposits	15,648
Money held in trust	55,371
Short-term loans receivable	2,055,790
Accounts receivable	95,123
Deferred tax assets	1,677
Other current assets	26,333
Allowance for doubtful accounts	(8)
Fixed Assets:	2,188,105
Tangible fixed assets:	54,163
Buildings	16,264
Furniture & fixtures	29,060
Land	8,839
Intangible assets:	120,035
Software	120,035
Investments and others:	2,013,907
Investment securities	218,367
Investments in subsidiaries and affiliates (at cost)	1,325,346
Other securities of subsidiaries and Affiliates	16,426
Long-term loans receivable from subsidiaries and affiliates	317,400
Long-term guarantee deposits	53,650
Deferred tax assets	68,288
Other investments	14,463
Allowance for doubtful accounts	(32)

TOTAL ASSETS	4,438,039

LIABILITIES
Current Liabilities:	1,996,756
Short-term borrowings	1,873,500
Collaterals received	92,920
Accrued income taxes	171
Other current liabilities	30,165
Long-term Liabilities:	965,955
Bonds payable	279,962
Long-term borrowings	683,000
Other long-term liabilities	2,993

TOTAL LIABILITIES	2,962,711

NET ASSETS
Shareholders' equity	1,407,903
Common stock	182,800
Capital reserves	113,962
Additional paid-in capital	112,504
Other capital reserves	1,458
Earned surplus:	1,188,858
Earned surplus reserve	81,858
Other Earned surplus	1,107,000
Reserve for specified fixed assets	19
General reserve	994,000
Earned surplus carried forward	112,981
Treasury stock	(77,717)
Valuation and translation adjustments	66,201
Net unrealized gain on investments	67,013
Deferred gains or loss on hedges	(812)
Subscription rights to shares	1,224

TOTAL NET ASSETS	1,475,328

TOTAL LIABILITIES AND NET ASSETS	4,438,039

Statement of Income (April 1, 2006 – March 31, 2007)

	(Millions of yen)
Operating revenue		340,886
Property and equipment fee revenue	86,963
Rent revenue	37,005
Royalty on trademark	21,162
Dividend from subsidiaries and affiliates	178,342
Others	17,414

Operating expenses		135,528
Compensation and benefits	4,656
Rental and maintenance	44,880
Data processing and office supplies	31,022
Depreciation and amortization	36,164
Others	6,722
Interest expenses	12,083

Operating income		205,358

Non-operating income		3,616
Non-operating expenses		1,753

Ordinary income		207,221

Special profits		16,327
Gain on sales of investment securities	16,327

Special losses		67,436
Loss on sales of investment securities	83
Loss on devaluation of investment securities	1,226
Loss on devaluation of investments in subsidiaries and affiliates	62,805
Loss on retirement of fixed assets	3,322

Income before income taxes		156,112

Income taxes - current		12,501

Income taxes - deferred		(14,623)

Net income		158,235

Statement of Changes in Net Assets (April 1, 2006-March 31, 2007)

(Millions of yen)

	Shareholders' equity
		Capital reserve			Earned surplus
			Other capital reserve			Other Earned surplus
	Common stock	Additional paid-in capital	Premium over acquisition cost of Treasury stock sold	Total capital reserve	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders' equity
Balance at March, 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Cash dividends(*)					—			(68,620)	(68,620)		(68,620)
Cash dividends					—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets(*)						(4)		4	—		—
Reversal of reserve for specified fixed assets						(7)		7	—		—
Reversal of general reserve( *)							(26,000)	26,000	—		—
Net income								158,235	158,235		158,235
Purchases of treasury stock										(204)	(204)
Disposal of treasury stock			(556)	(556)						2,935	2,379
Other-net
Change in the term	—	—	(556)	(556)	—	(11)	(26,000)	69,851	43,840	2,731	46,015

Balance at March, 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March, 31, 2006	84,761	—	84,761	—	1,446,649
Cash dividends( *)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets(*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve(*)					—
Net income					158,235
Purchases of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)
Change in the term	(17,748)	(812)	(18,560)	1,224	28,679

Balance at March, 31, 2007	67,013	(812)	66,201	1,224	1,475,328

(*)	Items approved in the Board of Directors held on May 2006.

[Notes to the Financial Statements]

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

6.	Leasing transactions

Finance leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4)	Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Changes in Accounting Policy]

1.	Accounting Standards for Presentation of Net Assets in the Balance Sheet

From the year ended March 31, 2007, the Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard Implementation Guidance No. 8).

This adoption had no effect on the statement of income for the year ended March 31, 2007.

The value corresponding to the previous “Shareholders’ Equity” is 1,474,916 million yen.

2.	Accounting Standards for Stock Options, etc.

From the year ended March 31, 2007, the Company adopted the “Accounting Standards for Stock Options etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No. 8), and “Implementation Guidance on Accounting Standards for Stock Options etc.” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standards Implementation Guidance No. 11).

As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 1,224 million yen.

3.	Accounting related to corporate bonds

In accounting for cases in which there is a difference between the issue price of bonds and the bond value, previously the difference in the issue price was recognized in full as expense at the time of issue, but, in accordance with the revised “Accounting Standards for Financial Products” (Accounting Standards Board of Japan, August 11, 2006, Corporate Accounting Standard No. 10), the Company has shifted to the method of recognizing on the balance sheet an amount calculated based on amortization of the bonds. The related effect on the statement of income for the year ended March 31, 2007, is not significant.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	2,183,610 million yen
Short-term payables	1,862,961 million yen
Long-term receivables	368,247 million yen
Long-term payables	252 million yen

2.	Accumulated depreciation on tangible fixed assets 72,749 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 37,029 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on ¥258,200 million bonds issued by Nomura Securities Co., Ltd.	258,200 million yen

Guarantee of principal on US$1,461,375 thousand in commercial paper issued by Nomura Holding America Inc.	172,515 million yen

Guarantee of US$564,300 thousand in commercial paper issued by Nomura International plc, 452,500 thousand euros in principal and US$359,710 thousand in derivative transactions etc. by the same company	180,271 million yen (2)

Guarantee of US$158,000 thousand and 1,400 million yen in principal and coupons on medium term notes issued by Nomura Global Funding plc	20,052 million yen (2)

Guarantee of US$3,272,700 thousand, 2,498,500 thousand euros, AU$131,200 thousand and 2,033,950 million yen in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.	2,825,892 million yen (2)

Guarantee of US$251,323 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	29,669 million yen (2)

(Notes)

1:	In accordance with Japan Institute of Certified Public Accountants Audit Committee Report No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

2:	Includes co-guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	339,169 million yen

Operating expenses	76,847 million yen

Non-operating transactions	118,737 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	1,965,919,860	—	—	1,965,919,860

2.	Treasury stock

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	59,822,266	89,517	2,181,412	57,730,371

(Summary of reasons for change)

The principal reasons for increase were as follows:
Increase related to requests to purchase shares less than full trading units	89,517 shares

The principal reasons for decrease were as follows:
Reduction related to exercise of stock acquisition rights	2,172,000 shares
Reduction related to buying to complete full trading units	9,412 shares

3. Stock acquisition rights

Date of allocation of stock acquisition rights	Type of shares	Number of shares
August 5, 2002	Common stock	1,296,000
July 22, 2003	Common stock	1,407,000
June 4, 2004	Common stock	503,000
August 16, 2004	Common stock	1,296,000

(Note)

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors May 17, 2006	Common stock	68,620	36	March 31, 2006	June 1, 2006
Board of Directors July 26, 2006	Common stock	15,257	8	June 30, 2006	September 1, 2006
Board of Directors October 25, 2006	Common stock	15,259	8	September 30, 2006	December 1, 2006
Board of Directors January 29, 2007	Common stock	15,260	8	December 31, 2006	March 1, 2007

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 26, 2007	Common stock	38,164	20	March 31, 2007	June 1, 2007

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	142,585 million yen
Loss on devaluation of fixed assets	4,135 million yen
Net operating loss	1,135 million yen
Other	3,764 million yen

Subtotal of deferred tax assets	151,618 million yen
Valuation reserve	(35,063 million yen	)

Total deferred tax assets	116,556 million yen
Deferred tax liabilities
Net unrealized gain on investments	(46,568 million yen	)
Reserve for specified fixed assets	(13 million yen	)
Other	(9 million yen	)

Total deferred tax liabilities	(46,590 million yen	)

Net deferred tax assets	69,965 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain personal computers etc. are used under finance lease contracts wherein ownership is not transferred.

[Notes to Related Party Transactions]

Subsidiary and affiliated companies

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Note
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Data processing system usage fees received	74,930	Accrued income	11,010	(1) (2) (4) (5)
			Loans receivable Interest received	1,210,000 7,746	Long-term loans Short-term loans Accrued income	190,000 945,000 611
			Establishment of commitment line with subordinated terms Commitment line establishment fees received	750,000 1,204	Accrued income	7
			Guarantee obligation	258,200
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Interest received	936,549 29,672	Short-term loans Accrued income	581,428 1,088	(2)
			Guarantee obligation Guarantee fee received	172,515 34	Accrued income	34	(7)
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	209,830 649	Short-term loans Accrued income	159,330 115	(2)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	176,400 596	Long-term loans Short-term loans Accrued income	102,400 4,300 192	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable Interest received	107,975 974	Short-term loans Accrued income	105,475 506	(2)
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	95,300 519	Short-term loans Accrued income	78,000 4	(2)
Subsidiary	Nomura Investment Managers U.S.A., Inc.	(Owned) directly 100%	Loans receivable Interest received	65,579 745	Short-term loans Accrued income	64,800 321	(2)
Subsidiary	Unified Partners Co., Ltd.	(Owned) directly 97.2%	Loans receivable Interest received	79,800 462	Short-term loans Accrued income	63,600 80	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) indirectly 100%	Borrowing Interest paid	1,845,000 5,337	Short-term borrowing Accrued expenses	1,730,000 698	(3)
			Guarantee obligation Guarantee fee received	2,825,892 462	Accrued income	462	(6)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation Guarantee fee received	180,271 50	Accrued income	50	(8)
Subsidiary	Nomura Principal Investment plc	(Owned) directly 100%	Capital increase underwritten	81,113			(9)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.4% indirectly 30.5%	Data processing system usage fee received	14,285	Accounts payable	10,010	(10)
			Software purchase	51,641

Terms of transactions, policies determining terms of transactions, etc.

(Notes)

1:	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

2:	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

3:	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

4:	The transaction value for the establishment of a commitment line with subordinated terms is the value of the financing limit, and the balance of financing executed as of the balance sheet date was 250,000 million yen.

5:	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

6:	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company.

7:	The guarantee obligation with respect to Nomura Holding America Inc. represents the Company’s guarantee of obligations related to CP issued by that company.

8:	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP etc. issued by that company.

9:	The capital increase with respect to Nomura Principal Investment plc represents underwriting of 1 pound per share.

10:	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs and original costs etc. related to system development etc.

11:	Transaction values do not include consumption taxes etc., and year-end balances include consumption taxes etc.

[Notes to Per-Share Data]

Net assets per share	772.51 yen
Net income per share	82.97 yen

[Notes to Material Subsequent Event]

No applicable items.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Nomura Holdings, Inc.

May 8, 2007

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Corporation Law, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 103rd fiscal year from April 1, 2006 through March 31, 2007. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 103rd fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 103rd fiscal year (from April 1, 2006 to March 31, 2007) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

We have monitored and verified the resolution of the Board of Directors regarding the organization of the system of internal control as stipulated in Article 416, paragraph 1, items 1(ii) and 1(v) and the status of the development and operation of the system based on such resolution. In addition, in accordance with the auditing principles and assignment of duties determined by the Audit Committee, and in cooperation with the Company’s departments in charge of internal control, investigated the procedure and details at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers and others, and investigated the conditions of the business and assets of the Company. With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 159 of the Corporate Calculation Regulations) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of incomes, statement of changes in net assets and notes to the financial statements).and accompanying supplementary documents for this fiscal year.

2.	RESULT OF THE AUDIT

(1) Result of the audit

1.	We have found that business report and the accompanying supplementary documents fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	Regarding the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the organization of the system of internal control is adequate. Moreover, we have found no remarks for the performance of the duties by the Directors and the Executive Officers regarding to status of the development and operation of the system based on such resolution.

(2) Result of Audit of Non-consolidated Financial Statements and Accompanying Supplementary Documents

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s Independent Auditor, are appropriate.

May 14, 2007	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman Fumihide Nomura Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in Article 2 item 15 and Article 400 paragraph 3 of the Corporation Law of Japan.

Corporate Data (as of March 31, 2007)

Capital: 182,799,788,854 yen

Number of common stock issued: 1,965,919,860 shares

Number of shareholders: 238,788

(Number of shareholders holding one unit or more: 209,942)

Stock exchange listings:

Tokyo, Osaka, Nagoya, New York and Singapore

Number of employees (consolidated basis): 16,144

Dividends

	(in yen)
	For the year ended March 31
	2001	2002	2003	2004	2005	2006	2007
Interim	—	—	—	7.5	10	12	1Q	8
							2Q	8
Year-end	17.5	15	15	7.5	10	36	3Q	8
							Year-end	20
Annual (Total)	17.5	15	15	15	20	48	Annual (Total)	44

Q: Quarter

Management (as of April 1, 2007)

Directors

Name	Title
Junichi Ujiie	Chairman of the Board Chairman of the Nomination Committee Chairman of the Compensation Committee

Nobuyuki Koga	(President & Chief Executive Officer)

Hiroshi Toda	(Deputy President & Chief Operating Officer)

Kazutoshi Inano	(Deputy President & Co-Chief Operating Officer)

Nobuyuki Shigemune	Audit Mission Director

Yukio Suzuki	Audit Mission Director

Masaharu Shibata*	Member of the Nomination Committee Member of the Compensation Committee

Hideaki Kubori*	Member of the Nomination Committee Member of the Compensation Committee

Haruo Tsuji*	Chairman of the Audit Committee

Fumihide Nomura	Member of the Audit Committee

Koji Tajika*	Member of the Audit Committee

*	Outside Directors

Executive Officers

Name	Responsibilities
Nobuyuki Koga (Representative Executive Officer)	President & Chief Executive Officer

Hiroshi Toda (Representative Executive Officer)	Deputy President & Chief Operating Officer, International Operations Officer

Kazutoshi Inano (Representative Executive Officer)	Deputy President & Co-Chief Operating Officer, Group Compliance Officer

Masanori Itatani	Head of Internal Audit

Akihiko Nakamura	Chief Information Officer

Toshio Hirota	Head of Communications

Akihito Watanabe	Head of Group Human Resources Development

Tetsu Ozaki	Head of Group Corporate Strategy

Masafumi Nakada	Chief Financial Officer

Noriaki Nagai	Head of Corporate Office

Hideyuki Takahashi	Head of Regional Management, Americas

Shigesuke Kashiwagi	Co-Head of Regional Management, Americas

Yugo Ishida	Head of Regional Management, Europe

Yoshinori Go	Head of Asia Region Marketing

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

Record Date for Dividend Payments	1st Quarter: June 30 2nd Quarter: September 30 3rd Quarter: December 31 Year-end: March 31

General Meeting of the Shareholders	Held in June

Notification Methods

Electric Notification (posted on the Company Homepage)

http://www.nomuraholdings.com/jp/investor/ (Japanese).

* When electronic notification cannot be made for causes that cannot be avoided, notices will be posted in the Nihon Keizai Shinbun.

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

Nomura to Show Proceedings of 103rd Ordinary General Meeting of Shareholders Online

Tokyo, June 1, 2007—Nomura Holdings, Inc. today announced that the proceedings of its 103rd Ordinary General Meeting of Shareholders, which comes to order at 10:00 a.m. on June 27, 2007, will be uploaded to Nomura’s corporate website at:

http://www.nomuraholdings.com/investor/shm/index.html

Nomura began posting the details of proceedings of its Ordinary General Meeting of Shareholders online eleven years ago. The Nomura corporate website will provide a transcript of the proceedings and photographs.

On June 27, proceedings can also be accessed during business hours via computers installed at sales corners in branch offices throughout Japan.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.